Exhibit 4.3

CERTIFICATE OF FORMATION

OF

ENSTAR FINANCE LLC

This Certificate of Formation of Enstar Finance LLC (the “LLC”) is being duly executed and filed by Elizabeth M. Hamelin, as an authorized person, to form a limited liability company under the Delaware Limited Liability Company Act (6 Del. C. § 18-101, et seq.).

1.The name of the limited liability company is Enstar Finance LLC

1.The address of the registered office of the LLC in the State of Delaware and the name and address of the registered agent for service of process of the LLC in the State of Delaware is: The Corporation Trust Company, Corporation Trust Center, 1209 Orange Street, Wilmington (New Castle County), Delaware 19801.

IN WITNESS WHEREOF, the undersigned has executed this Certificate of Formation of Enstar Finance LLC this 26th day of February, 2020.

/s/Elizabeth M. Hamelin
Authorized Person